Form N-SAR
Item 77C
Submission of Matters to a Vote of Shareholders
The RBB Fund, Inc.


A Special Meeting of Shareholders of The RBB Fund, Inc.'s
(the "Company") Robeco Boston Partners Mid Cap Value Fund
(the "Fund") was held on July 7, 2010 (the "Meeting"). The following proposal was submitted for a vote of the Fund's shareholders at the Meeting:

1. Approval of the Agreement and Plan of Reorganization between the Company, on behalf of its series the Robeco
Boston Partners Mid Cap Value Fund, and John Hancock Funds
III, on behalf of its series John Hancock Disciplined Value Fund.


   With respect to the proposal, the following votes were received:

      For       Against     Abstain
   10,993,979   65,461      23,590

Based on the votes received, the proposal was approved by shareholders of the Fund.